AMERICAN BUSINESS CORPORATION

11921 Brinley Avenue • Louisville, KY 40243

Telephone (502) 244-1964 • Facsimile (502) 244-1327

November 23, 2005

Via: FedEx Overnight

Claire Erlanger, Division of Corporate Finance

US Securities and Exchange Commission

Washington, DC 20549

Re: Commission File Number 033-16417-LA

Dear Ms. Erlanger:

Enclosed please find our response to your letter of October 21, 2005 presented in the same order as your comments:

Form 10-KSB for the year ended December 31, 2004

Item 3. Legal Proceedings, page 11

1. The $4,440,657 estimated liability of the Registrant for threatened or pending litigation claims at December 31, 2004 and 2003 referred to under Item 3, and the liability described in Note 4 to the financial statements as the Registrant’s estimated guaranteed obligations of former subsidiaries of $4,440,657 are one and the same estimated obligation. The genesis of the Registrant’s pending and threatened litigation is virtually all centered in the claims of creditors of its former operating business that allege that the Registrant was responsible for the obligations of its former subsidiaries in whole or in part.

2. The estimated liability collectively includes the Registrant’s assessment of any new matters, or existing matters for which there has been a change in status during 2004 as listed in Item 3 (including the recent Margolies’ civil action and the existing Carangela judgment) and other matters previously reported for which there has been no change in status during the current year. The aggregate amount of this estimated liability at December 31, 2004 and 2003, in the opinion of management of the Registrant, is fairly stated. To avoid any further confusion, however, this estimated liability will be discussed in more consistent terms throughout all of the Registrant’s future filings.

3. The Registrant agrees to disclose the nature and amount of all material legal or other loss contingencies in its Notes to the financial statements in future filings.

Report of Independent Registered Accounting Firm, page 18; and Note 9 Going Concern, page 27

4. In all of the Registrant’s future filings where the Report of Independent Registered Accounting Firm includes a Going Concern exception, the independent accountant’s report, management’s MD&A, and any Going Concern footnotes will describe a “viable plan” that has the capability of removing the threat to the Registrant’s continuation as a going concern. In the absence of appropriate and prominent disclosure of a “viable plan” to overcome the Registrant’s financial difficulties, the liquidation basis of accounting shall be used in the preparation of its financial statements and reports.

Financial Statements, Balance Sheets, page 19

5. Loans Payable at December 31, 2005 is represented by four notes payable to three persons. The notes are unsecured, have no restrictive covenants, and have not been the subject of interest accrual or payment since March 2002. Accrued interest attributable to these notes through March 31, 2002 amounted to $687,173 and was included in Accrued Interest at December 31, 2004. An appropriate Notes Payable footnote will be included in the Registrant’s future filings.

6. The caption “Convertible debentures” refers to an Amended and Restated Subordinated Convertible Debenture issued in February 2001 in the principal amount of $3,793,460. It is payable on demand and bears interest at 11.5% per annum, with a default interest rate of 2.5% per month. The debenture is convertible into shares of the Registrant’s common stock at a conversion price equal to the lower of $20 or 90% of the lowest trading price of the common stock on the date notice of conversion is given.

The “Convertible debentures” have not been the subject of interest accrual or payment since March 2002. Accrued interest and penalties attributable to these debentures through March 31, 2002 amounted to $474,793 and was included in Accrued Interest at December 31, 2004.

Statements of Stockholders’ Equity (Impairment), page 21

7. In all future filings by the Registrant its reference to “Stockholders’ Equity (Impairment)” will be revised to “Stockholders’ Equity (Deficit)” for clarity throughout each entire report, including financial statements and any exhibits.

Notes to the Financial Statements; Note 4 – Discontinued Operation and Net Liabilities of Discontinued Operations, page 24

8. During 2003, the Registrant’s obligation for the claims of certain creditors of its former operating business in the approximate amount of $4,000,000 were settled resulting in a gain from discontinued operations of $3,928,940.

The term “Net liabilities of discontinued operation” is more properly described as “Estimated liabilities for pending claims and litigation” (see response to 1.). In connection with the failure of the Registrant’s former business, its operating subsidiaries were involuntarily converted to Chapter 7 of the Federal Bankruptcy Code by secured creditors. Accordingly, only the liabilities incurred directly by the Registrant to finance its former operation, liabilities guaranteed by the Registrant to enhance the credit of its former operation, and estimated liabilities for claims and litigation were recorded on the Registrant’s balance sheet as the Bankruptcy Court relieved the Registrant of its failed business’ assets. As secured creditors accounted for their recoveries from the assets they sold, the Registrant netted the claimant’s recovery against the related liability. In instances where the related liability was over-accrued, the Registrant realized a gain from its discontinued operation.

Note 6 – Preferred Stock, page 25

9. Not only is the Series D and E preferred stock entitled to receive a dividend of 12% annually, but so is the Series B as well. The Series B,D and E preferred stock, however, are only entitled to dividends in years where the Registrant has profits from operations, and have no cumulative rights. As the Registrant did not attain profitable operations during 2003 or 2004, dividends were not accrued to present net income available to common shareholders. In future filings, this potential entitlement to dividends will be clarified.

10. The balance sheet of the Registrant at September 30, 2005 has been revised to reflect the redemption value of the Series B preferred stock as a liability.

11. The 50,000 shares of Series B preferred stock exchanged in 1999 for a related party’s personal guarantee of the Registrant’s revolving credit agreement, and the 400,000 shares of Series B preferred stock exchanged in 2000 for the personal guarantees of two related parties of over $13,000,000 in obligations of the Registrant and its Subsidiaries were valued by the Registrant’s directors at $.30 per share, or $15,000 and $120,000, respectively. These amounts were charged to operations and credited to preferred stock in the applicable periods. The valuation and authorization was in conformity with generally accepted accounting principles, and Colorado corporation law.

12. The conversion prices of the Series A, B, C, D and E preferred shares at December 31, 2004 were $.001, $.009, $.003, $2.59, and $3.18 per common share, respectively. Accordingly, in view of the $.01 market value per share of the Registrant’s Common Stock at December 31, 2004, the “as converted” common share equivalent of Series A – 900,000 shares, Series B – 222,222,222 shares, and Series C – 45,000,000 shares should have been prominently presented. The Registrant will follow the guidelines of EITF 98-5 or ETIF 00-27, as applicable, in all of its future filings.

Note 7 – Common Stock, page 27

13. The 6% Secured Convertible Note due Brentwood Capital was disclosed in both the Common Stock Note (Note 7) and Item 11 on page 35, on a “as converted” basis for purposes of illustrating the number of common shares that would be outstanding upon conversion, and the effect of such conversion upon voting control. As the terms of the 6% Secured Convertible Note do not contain anti-dilutive features, restrictions on conversion, mandatory redemption, or conversion price adjustments, the Registrant believes its presentation is compliant.

Note 11 – Stock Option Plan, page 28

14. In future filings by the Registrant its Stock Option Note will include the disclosures required by paragraphs 46-48 of SFAS No. 123, as applicable.

Note 13 – Original Issuance of S-8 Shares, page 29

15. In addition to the 1,500,000 S-8 shares issued to Mr. Weidenbaum set forth on page 29, and the 1,000,000 restricted shares issued in settlement of the Goldberg litigation disclosed on page 5, the Registrant issued an additional 4,500,000 common shares (4,000,000 restricted and 500,000 S-8) to three persons for financial and other advisory services during 2004. In future filings, the Registrant will more clearly set forth the nature and amount of each non-cash issuance of common shares.

Item 8A. Controls and Procedures, page 30

16. In the Registrant’s future filings the wording “within 90 days of the filing date of this report” will be changed to “as of the end of the period covered by this report”. Its disclosure in the future will include the revised language in Item 307 of Regulation S-K as a result of SEC Final Rule 33-8238. Additionally, the findings of the CEO and CFO that the Registrant’s disclosure controls and procedures “were adequate” will be broadened to provide a conclusion regarding the effectiveness of the Registrant’s disclosure controls as further described in Rule 13a-15(c) of the Securities Exchange Act of 1934.

Exhibit 31: 302 Certifications

17. Pursuant to Rule 13a-14(a)/15d-14(a) in future filings of the Registrant the phrase “within 90 days prior to the filing date of this annual report” will be revised to read “as of the end of the period covered by this report based upon such evaluation”.

Forms 10-QSB for the Quarters Ended March 31, 2005 and June 30, 2005

Statement of Shareholders’ Impairment, page 5

18. Due to a clerical error in transcription from the 2004 Form 10-KSB, common shares issued for services during 2004 in both the March and June 2005 Form 10-QSBs were inadvertently presented as 3,500,000 shares with increases to Common Stock, $.001 par value of $3,500, APIC of $129,000, and Total Shareholders’ Impairment of $132,500, instead of as 6,500,000 shares, with increases to Common Stock, $.001 par value of $6,500, APIC of $333,500, and Total Shareholders’ Impairment of $340,000. This presentation will be corrected in all future filings.

Overall

19. Comments 1. through 17. regarding the Registrant’s Form 10-KSB for the year ended December 31, 2004 will be applied to all future Form 10-QSB filings.

Form 8-K dated May 28, 2004

Item 2. Acquisition and Disposition of Assets

20. The summary of the Registrant’s acquisition of all of the outstanding stock of Hybrid-Systems.com, Inc. (“Hybrid”) in exchange for 5,000,000 newly issued, restricted shares of the Registrant’s common stock (the “Exchange Shares”) disclosed that the Exchange Shares would be held in escrow pending an audit of Hybrid’s financial statements, which were to be delivered on or before July 1, 2004, and that the Exchange Shares may be subject to reductions depending upon Hybrid’s audit.

In its Form 10-QSB for June 30, 2004 filed August 16, 2004, the Registrant reported on page 9, Note 6: “On July 26, 2004, the Registrant received Hybrid’s audited financial statements which…required reduction to the number of

Exchange Shares (that) would exceed the number of Exchange Shares due…Accordingly, the Registrant abandoned the transaction…” In view of the foregoing disclosure, the Registrant requests that your requirement for an amended Form 8-K be waived.

Thank you for extending the deadline for responding to your October 21, 2005 letter. I hope this response satisfies your concerns. However, should you require further discussion of any of the foregoing information, I’ll welcome your call.

Sincerely,

Anthony R. Russo

President